SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OD THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, Tx 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON CAPITAL ACCUMULATION

AND SAVINGS PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2006 AND 2005

ERICSSON CAPITAL ACCUMUL ATION AND SAVINGS PLAN

Note A -	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

BDO Seidman, LLP Accountants and Consultants	700 North Pearl, Suite 2000 Dallas, Texas 75201 Telephone: 214-969-7007 Fax: 214-953-0722

Report of Independent Regi stered Public Accounting Firm

To the Administrative Committee of the

Ericsson Capital Accumulation and Savings Plan

Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Ericsson Capital Accumulations and Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective July 1, 2006, the Marconi Wealth Accumulation Plan was merged into the Ericsson Capital Accumulations and Savings Plan. As further described in Notes 1 and 7, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006 and retroactively applied these pronouncements for the year ended December 31, 2005.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ericsson Capital Accumulations and Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpuse of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

June 25, 2007

ERICSSON CAPITAL ACCUMULA TION AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

(Thousands of dollars)

ASSETS	2006		2005
Investments at fair value:
LM Ericsson Telephone Company, ADR, Class B	$149,360	*	$151,167	*
JPMorgan Stable Value Fund	122,641	*	64,100	*
SSgA S&P 500 Fund	94,011	*	51,085	*
American Century Investments Equity Income Fund	74,019	*	—
American Funds Europacific Growth Fund	71,790	*	39,614	*
Wells Fargo Advantage Small Cap Value Fund	56,360	*	46,565	*
Janus Risk Managed Fund	56,203	*	29,872	*
PIMCO Total Return Bond Fund	51,042	*	28,603	*
Morgan Stanley Institutional Mid Cap Fund	40,840	*	39,508	*
Hotchkins & Wiley Mid Cap Value Fund	28,185		—
Buffalo Small Cap Fund	25,441		—
American Century Investments International Discovery Fund	19,847		—
JPMorgan Investment Self Directed Account	16,032		6,973
Participant Loans	3,629		3,045
Washington Mutual Investors Fund	—		32,720	*

Total investments	809,400		493,252

Receivables:
Employee & Employer’s contributions receivable:
Employees’ contributions receivable	—		2
Employer’s contributions receivable	395		316

Total employer and employee contributions receivable	395		318

Total receivables	395		318

Net assets available for benefits, at fair value	809,795		493,570
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,389		1,157

Net assets available for benefits	$811,184		$494,727

*	Denotes investments that represent 5% or more of net assets available for benefits.

See accompanying notes to the financial statements.

ERICSSON C APITAL ACCUMULATION AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

(Thousands of dollars)

Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$71,560
Interest	214
Dividends	16,511
Contributions:
Participants	20,760
Employer	12,626
Rollover	1,159
Other	1,342

Benefits paid to participants	(53,875)

Net increase	70,297

Net assets available for benefits:
Beginning of year	494,727

Transfer in from Marconi Plan	246,160

End of year	$811,184

See accompanying notes to the financial statements.

ERI CSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	THE PLAN

The following description of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”).

JP Morgan Chase Bank Investor Services is the Plan Trustee (the “Trustee”) and JP Morgan Retirement Plan Services is the record keeper for the Plan. The Trustee receives all participating employee (the “Participant”) and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee.

The Plan is a single employer plan.

Participant contributions are made to the Trustee for investment each month. There are currently twelve separate funds to which Participants may direct their investments in addition to a self – directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

Effective July 1, 2006, the Plan was amended to merge the Marconi Wealth Accumulation Plan (the “Marconi Plan”) into the Plan and allow the Marconi US transferred employees who satisfy the eligibility requirements of the Ericsson Capital Accumulations and Savings Plan participation in the Plan. As a result of the merger, assets with a fair value of $246 million were transferred in from the Marconi Wealth Accumulation Plan. Participants under the Marconi Plan were allowed up to two loans outstanding under the Marconi Plan and to the extent that Participants have two loans, such loans were grandfathered under the Plan despite the general limitation of no more than one outstanding loan per participant at any given time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV–1 and SOP 94–4–1, Reporting of Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined–contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

attributable to fully benefit–responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts from fair value to contract value. Prior year balances have been retroactively adjusted to reflect the presentation at fair value and corresponding adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Employer that have not been included in the Plan’s investments or Cash and Cash equivalents at year end. Contributions receivable are recorded at cost, which approximates their fair value. Contributions receivable were $395,385 and $318,299 at December 2006 and 2005, respectively.

Valuation of investments

Except for insurance contracts and participant loans, all other investments are carried at fair value as determined by “quoted” market prices on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Certain insurance contracts are carried at contract value in accordance with FSP AAG INV-1 and SOP 94-4-1.

Security transactions and investment income

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains or losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company stock and Company debentures may elect to receive cash, Company stock or Company debentures. Whenever a Participant receives stock or debentures, the difference between the cost of such stock or debenture and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks and debentures are sold in satisfaction of the Participants’ election to take cash upon withdrawal.

Forfeitures

Company and Participants’ capital accumulation contributions (Note 3), and the earnings thereon, are fully and immediately vested. Participants’ savings contributions (Note 3), and the earnings thereon, are also fully and immediately vested.

Total forfeitures were immaterial to the Plan as of and for the years ended December 31, 2006 and 2005.

Expenses of the plan

All costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is $50,000 minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only 1 loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2006 interest rates range from 5%–10.5%. Loans are considered a directed investment of Participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the Participant’s current investment direction.

Termination priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants’ accounts and all assets held under the Plan will be held for distribution to the Participants.

Benefit payments

At December 31, 2006, there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Chase, benefit payments are determined, paid and taxed to participants based upon the date the check is cut. For financial statement purposes, benefit payments are recorded when paid.

Reclassifications

Certain prior period amounts have been reclassified to confirm with the current year’s presentation.

3.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2006 and 2005, the numbers of active participants were 3,157 and 2,755, respectively.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a Participant’s eligible pay for employees who are not actively participating in the Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. As of and subsequent to January 1, 2001, all employee and employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan’s “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L. M. Ericsson shares of Common Stock to other investment funds.

Each Participant’s account is credited with the participant’s contributions, Company matching contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request an in-service withdrawal in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENTS

The net appreciation (depreciation) in fair value of investments for the year ended December 31, 2006 was as follows (amounts in thousands):

Company Stock (LM Ericsson Telephone Company)	$24,795
Common/collective funds	16,581
Registered investment companies	30,057
Bond mutual funds	127

$71,560

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson, Inc. Ericsson, Inc. sponsors the plan; therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $20,778,389 and sales of $49,216,076 of the Company’s stock during the year ended December 31, 2006.

Certain plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

6.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its first four amendments on September 13, 2002. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

The Plan as amended and restated effective as of January 1, 2002, has been amended five times with amendments 1, 2, 3, 4 and 5. However, management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

7.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value is zero at December 31, 2006 and 2005.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the synthetic GICs based on actual earnings was approximately 5.20% and 4.97% at December 31, 2006 and 2005, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 5.26% and 5.07% at December 31, 2006 and 2005, respectively.

The following tables show the adjustment from fair value to contract value for the fully benefit-responsive investment contracts:

December 31, 2006	Major Credit Rating	Investments at Fair Value	Adjustment to Contract Value	Book Value
Wrapped bonds		$121,857,172		$123,246,552
Aegon	AA		347,345	30,811,638
State Street Bank	AA		347,345	30,811,638
IXIS Financial Products	AAA		347,345	30,811,638
UBS	AA+		347,345	30,811,638
Short-term investments		784,268		784,268

Total		$122,641,440	$1,389,380	$124,030,820

December 31, 2005	Major Credit Rating	Investments at Fair Value	Adjustment to Contract Value	Book Value
Wrapped bonds		63,142,736		$64,299,740
Aegon	AA		—	16,074,935
State Street Bank	AA		385,670	16,074,935
IXIS Financial Products	AAA		385,667	16,074,935
UBS	AA+		385,667	16,074,935
Short-term investments		957,128		957,128

Total		$64,099,864	$1,157,004	$65,256,868

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

8.	SUBSEQUENT EVENT

Effective June 1, 2007, Entrisphere 401K Plan merged with the Plan due to acquisition of Entrisphere by Ericsson. The Entrisphere 401K Plan had approximately $5.8 million (unaudited) in assets and 128 participants with a balance as of December 31, 2006.

ER ICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

SCHEDULE H. LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT

PURPOSES AT END OF YEAR

DECEMBER 31, 2006

EIN: 06-1119960

Plan Number: 006

Name and Issuer and Description	Current Value

Common Stock

LM Ericsson Telephone Company, ADR, Class B (a)	$149,360,025
JPMorgan Investments Self Directed Account	16,032,181

165,392,206

Value of Interest in Registered Investment Companies

JP Morgan Stable Value Fund (a)	124,030,820
SSgA S&P 500 Fund	94,010,742
American Century Equity Income Fund	74,019,124
American Funds Europacific Growth Fund	71,789,517
Wells Fargo Advantage Small Cap Value Fund	56,359,866
Janus Risk Managed Growth Fund	56,203,238
PIMCO Total Return Bond Fund	51,041,512
Morgan Stanley Institutional Mid Cap Fund	40,840,495
Hotchkis and Wiley Mid Cap Value Fund	28,184,941
Buffalo Small Cap Fund	25,440,559
American Century International Discovery Fund	19,846,817

641,767,631

Participants Loans (with interest rates ranging from 5% to 10.50%)	3,629,399

Total Investments	$810,789,236

(a)	Indicates a party-in-interest.

Note: Cost is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Capital Accumulation and Savings Plan

Date: 06/26/07

by	/s/ John Moore
John Moore Vice President and General Counsel Administrative Committee Member

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith